June 10, 2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Mantra Venture Group Ltd. EIN: 333-146802

Commissioners:

We were previously the principal accountants for Mantra Venture Group Ltd., and we reported on the financial statements of Mantra Venture Group Ltd. as of May 31, 2007, for the year then ended. We have not provided any audit services to Mantra Venture Group Ltd. since its fiscal period ended February 29, 2008. On June 10, 2008, we were dismissed as principal accountants.

There were no disagreements between our firm and Mantra Venture Group Ltd. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

We have read the Company's statements included under Item 4.01 of its Form 8-K dated June 10, 2008 and agree with the statements related only to our firm contained therein.

Very truly yours,

/s/ Jorgensen & Co.
JORGENSEN & CO.
June 10, 2008